UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 9, 2007

Commission File Number: 000-30134

CDC CORPORATION

(Exact name of Registrant as specified in its Charter)

Cayman Island

(Jurisdiction of incorporation or organization)

33/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit	Description
1.01	Materials in connection with the Annual General Meeting to be held November 8, 2007 (“AGM”)

Invitation to Shareholders dated October 9, 2006 to attend the AGM
Notice of AGM of Shareholders
Proxy Statement for AGM of Shareholders
Report of the Directors
Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2007

CDC Corporation

By:	/s/ John Clough
Name:	John Clough
Title:	Director

EXHIBIT INDEX

Exhibit	Description
1.01	Materials in connection with the Annual General Meeting to be held November 8, 2007 (“AGM”)

Invitation to Shareholders dated October 9, 2007 to attend the AGM
Notice of AGM of Shareholders
Proxy Statement for AGM of Shareholders
Report of the Directors
Proxy Card

Exhibit 1.01

DEAR CDC CORPORATION SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders (the “General Meeting”) of CDC Corporation (the “Company”) to be held at the Company’s offices located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong on Thursday, November 8, 2007, at 11:00 a.m.

Details of the business to be conducted at the General Meeting are provided in the attached Notice of Annual General Meeting of Shareholders and Proxy Statement. Accompanying this Notice of Annual General Meeting of Shareholders and Proxy Statement are:

•	the Company’s Report of the Directors; and

•

a copy of the Company’s 2006 Annual Report on Form 20-F, which includes therein the Company’s financial statements for the year ended December 31, 2006, as audited by Deloitte & Touche LLP, the Company’s independent registered public accounting firm.

If you do not plan to attend the General Meeting, please complete, sign, date, and return the enclosed proxy promptly in the accompanying reply envelope. If you decide to attend the General Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the General Meeting.

We look forward to seeing you at the General Meeting.

/s/ Raymond K.F. Ch’ien
Raymond K.F. Ch’ien
Chairman

October 9, 2007

Hong Kong

YOUR VOTE IS IMPORTANT

In order to assure your representation at the General Meeting, you are requested to complete, sign, and date the enclosed proxy as promptly as possible and return it in the enclosed envelope (to which no postage need be affixed if mailed in the United States).

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 8, 2007

The Annual General Meeting of Shareholders (the “General Meeting”) of CDC Corporation (the “Company”) will be held at the Company’s offices located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong on Thursday, November 8, 2007, at 11:00 a.m. for the following purposes:

ORDINARY BUSINESS

1.	To elect two Class II Directors to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2010.

2.	To ratify the Company’s audited financial statements and the reports of Directors and the Company’s independent registered public accounting firm for the year ended December 31, 2006.

3.	To ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2007 and authorize the Audit Committee of the Board of Directors to set their remuneration.

SPECIAL BUSINESS

4.	To approve an amendment to the Company’s Amended and Restated Articles of Association to permit the Company’s Board of Directors to declare dividends of assets without shareholder approval.

5.	To approve an amendment to the Company’s 2005 Stock Incentive Plan to increase the maximum aggregate number of the Company’s Class A common shares available for award thereunder by an additional 10,000,000, and to reserve an additional 10,000,000 Class A common shares for issuance in connection with such increase.

OTHER BUSINESS

6.	To act upon such other matters as may properly come before the General Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. The record date for determining those shareholders who will be entitled to notice of, and to vote at, the General Meeting and at any adjournment thereof is September 28, 2007. The stock transfer books will not be closed between the record date and the date of the General Meeting. A shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, to vote instead of him. Such proxy need not be a shareholder of the Company.

Whether or not you plan to attend the General Meeting, please complete, sign, date and return the enclosed proxy promptly in the accompanying reply envelope. Please refer to the enclosed voting form for instructions. Your proxy may be revoked at any time prior to the General Meeting. If you decide to attend the General Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the General Meeting.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Raymond K.F. Ch’ien
Raymond K.F. Ch’ien
Chairman

October 9, 2007

Hong Kong

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of CDC Corporation, a company organized under the laws of the Cayman Islands (the “Company”), for the Annual General Meeting of Shareholders (the “General Meeting”) to be held at 11:00 a.m. on Thursday, November 8, 2007, at the Company’s offices located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, and at any adjournments or postponements of the General Meeting. These proxy materials were first mailed to shareholders on or about October 9, 2007.

PURPOSE OF MEETING

The specific proposals to be considered and acted upon at the General Meeting are summarized in the accompanying Notice of Annual General Meeting of Shareholders. Each proposal is described in more detail in this Proxy Statement.

VOTING RIGHTS AND SOLICITATION

Voting

The Company’s Class A Common Shares par value US$0.00025 per share (the “Common Shares”) are the only type of security entitled to vote at the General Meeting. Each shareholder of record as of the close of trading on September 28, 2007 is entitled to one vote for each Common Share held by such shareholder on that date.

At least one-third of the outstanding Common Shares must be present or represented at the General Meeting in order to have a quorum. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum for the transaction of business but are not counted as votes cast at the General Meeting. Pursuant to the Company’s Amended and Restated Articles of Association, if within fifteen (15) minutes from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the next week at the same time and place, as decided by the Board, and if at such adjourned General Meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding such adjourned General Meeting, the members present in person or by proxy shall be a quorum and may transact the business for which the General Meeting was called.

Proposals 1, 2 and 3 each require for approval the affirmative vote of a simple majority of the Common Shares present in person or by proxy at a meeting for which a quorum is present.

Proposals 4 and 5 each require for approval the affirmative vote of two-thirds of the Common Shares present in person or by proxy at a meeting for which a quorum is present.

Proxies

Whether or not you are able to attend the General Meeting, you are urged to vote your proxy, which is solicited by the Board and which will be voted as you direct on your proxy when properly completed. In the event no directions are specified, such proxies will be voted:

•	FOR proposals 1, 2, 3, 4 and 5, and

•	in the discretion of the proxy holders, as to other matters that may properly come before the General Meeting.

You may revoke or change your proxy at any time before the General Meeting. To do this, send a written notice of revocation or another signed proxy with a later date to the Company at the Company’s principal executive offices before the beginning of the General Meeting. You may also revoke your proxy by attending the General Meeting and voting in person.

PROPOSAL NO. 1

ELECTION OF CLASS II DIRECTORS

General

With respect to Proposal No. 1, persons named in the accompanying form of proxy intend, in the absence of contrary instructions, to vote all proxies for the election of:

Proposal 1: Mr. Thomas M. Britt, III, and Mr. Cheung Yue Wang, Fred as Class II Directors, to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2010.

If any such nominee or nominees should be unable to serve, an event not now anticipated, the proxies will be voted for such person or persons, if any, as shall be designated by the Board to replace any such nominee or nominees. Each of Mr. Thomas M. Britt, III and Mr. Cheung Yue Wang, Fred is currently a Class II Director of the Company, and would be considered an “independent director” as defined under Rule 4200(a)(15) of the NASDAQ Stock Market, Inc. Marketplace Rules.

Mr. K.O. Chia, a Class II director, has declined to stand for re-election as a director. The Board has elected not to fill the vacancy created thereby, and to reduce the size of the Board from eight members to seven members.

Shareholder Approval

The affirmative vote of a simple majority of the Common Shares present in person or by proxy at a meeting for which a quorum is present is required for the election of each director nominated.

Information Concerning Class II Director Nominees

The following table sets forth information concerning each of Mr. Thomas M. Britt, III, and Mr. Cheung Yue Wang, Fred as the nominees as Class II Directors of the Company. Each of Messrs. Britt and Wang is currently a member of the Board.

Name (Age) and Address of Director	Principal Occupation or Employment During Past Five Years	Director Since
Thomas M. Britt, III (46) c/o CDC Corporation 33/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Mr. Britt has served as an independent member of our Board of Directors since May 2000. Mr. Britt is a partner with the international law firm, Debevoise & Plimpton LLP, resident in the firm’s Hong Kong office. Prior to joining Debevoise & Plimpton in 2004, Mr. Britt was the Managing Director of IRG Limited, an investment banking boutique he co-founded in 2000. Prior to co-founding IRG, Mr. Britt was the senior partner of the U.S. Securities Group in the Hong Kong office of Clifford Chance LLP and the founding and managing partner of the Hong Kong office of Rogers & Wells LLP, a leading U.S. law firm. Mr. Britt holds a Juris Doctor and an MBA from New York University and a Bachelor’s Degree from Georgetown University.	May 2000

Mr. Cheung Yue Wang, Fred (63) c/o CDC Corporation 33/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Mr. Wang has served as an independent director since October 2005. The Wang family founded Salon Films (Hong Kong) Limited, or Salon, in 1969. Mr. Wang has been a director of Salon since 1970 and he has worked with various major Hollywood film and television companies in establishing projects in Asia. Since 1985, Mr. Wang has been involved with various investment groups in Asia, notably, Unifund S.A., a Geneva based investment service company. Mr. Wang is the Hon. Vice President of the China Film Foundation, a member of the Board of Governors of the Federation of Hong Kong Business Associations Worldwide and Director of the Board of the Hong Kong International Film Festival Society Limited. Mr. Wang graduated with a Bachelor of Arts Degree in Business and Economics from Whittier College, California.	October 2005

Recommendation of the Board of Directors

With respect to each of Proposal No. 1, the Board recommends that the shareholders vote FOR the election of each of the Class II Director nominees.

PROPOSAL NO. 2

RATIFY AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

General

Deloitte & Touche LLP, an independent registered public accounting firm (“Deloitte”), has audited the Company’s financial statements as of and for the year ended December 31, 2006 (the “2006 Financial Statements”) and has provided its report thereon. The Company’s shareholders are being asked to ratify the 2006 Financial Statements audited by Deloitte.

A copy of the Report of the Directors is attached as Appendix A to this Proxy Statement. A copy of the Company’s 2006 Annual Report on Form 20-F (which includes therein the 2006 Financial Statements and the Report of Deloitte & Touche LLP) accompanies this Proxy Statement.

Shareholder Approval

The affirmative vote of a simple majority of the Common Shares present in person or by proxy at a meeting for which a quorum is present is required to ratify the 2006 Financial Statements.

Recommendation of the Board of Directors

The Board recommends that the shareholders vote FOR the ratification of the 2006 Financial Statements.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF

AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Company’s shareholders are being asked to ratify the selection of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007, and to delegate the setting of Deloitte’s remuneration to the Audit Committee of the Board. In the event the Company’s shareholders do not ratify the appointment of Deloitte, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

Shareholder Approval

The affirmative vote of a simple majority of the Common Shares present in person or by proxy at a meeting for which a quorum is present is required to ratify the selection of Deloitte as the Company’s independent registered public accounting firm.

Recommendation of the Board of Directors

The Board recommends that the shareholders vote FOR the appointment of Deloitte to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007, and to delegate the setting of Deloitte’s remuneration to the Audit Committee of the Board.

PROPOSAL NO. 4

APPROVAL OF AMENDMENT TO THE COMPANY’S

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

General

The Company’s shareholders are being asked to approve an amendment (the “Amendment”) to the Company’s Amended Articles.

Currently, Article 179 of the Amended Articles provides that shareholders must approve any dividend of specific assets of any kind and, in particular, of paid up shares, debentures or warrants to subscribe securities of any other company. In order to eliminate the requirement that the Board obtain shareholder approval prior to declaring a dividend of assets, it will be necessary to further amend the Amended Articles. The Amendment provides the Board with the authority to declare and pay dividends of assets of any kind, without obtaining shareholders’ approval.

Rationale for the Amendment. The Amendment is intended to permit the Board, without the approval of shareholders, to declare and pay dividends of assets held by the Company. This would permit the Board to distribute the Company’s ownership interests in its various businesses, such as China.com Inc., CDC Software Corporation and CDC Games Corporation, to the Company’s shareholders without incurring the added time and expense of calling an extraordinary general meeting of the shareholders. The Board believes that this dividend strategy is consistent with the Company’s positioning as a strategic buyer of assets, leveraging these assets to create value for the Company’s shareholders. Permitting the Board to declare distributions of assets through a dividend in kind is one method in which the Board can return value to the shareholders.

The Board is currently reviewing various tax, securities law, corporate governance and contractual considerations relating to making dividend distributions of the Company’s assets and, if this Proposal No. 4 is approved, will continue to review such considerations prior to declaring any dividend distributions of assets. However, as these considerations may change, the Board of Directors cannot assure you that it will declare any dividends of assets now or in the future, and expressly retains its right to not do so.

Text of the Amendment. The text of the Amendment is attached to this proxy statement as Appendix B, with deletions indicated by strike-outs and additions indicated by underlining. The summary of the Amendment set forth above is qualified in its entirety by reference to the full text set forth in Appendix B.

Shareholder Approval

The affirmative vote of two-thirds of the Common Shares present in person or by proxy at a meeting for which a quorum is present is required for approval of the proposed amendment to the Amended Articles.

Recommendation of the Board of Directors

The Board recommends that the shareholders vote FOR the Amendment to the Amended Articles.

PROPOSAL NO. 5

APPROVAL OF AMENDMENT TO THE 2005 STOCK INCENTIVE PLAN

General

The Company’s shareholders are being asked to approve an amendment to the Company’s 2005 Stock Incentive Plan (the “2005 Plan”) to increase the maximum aggregate number of Common Shares available for award thereunder by an additional 10,000,000, and to reserve an additional 10,000,000 Common Shares for issuance in connection with such increase.

Purpose. The purpose of the 2005 Plan is to make available incentives, including alternatives to stock options that will assist the Company to attract and retain key employees and to encourage them to increase their efforts to promote the business of the Company and its subsidiaries. These incentives include stock options, stock appreciation rights, restricted stock awards, restricted unit awards, performance shares and performance cash.

The proposed amendment is intended to help assure that the Company remains competitive in its ability to provide sufficient equity incentives to attract and retain the services of highly-qualified and experienced Directors, employees and consultants. The proposed amendment has been approved by the Compensation Committee of the Board, subject to shareholder approval at the General Meeting.

Shares Subject to 1999 Plan and 2005 Plan. Subject to adjustments under certain conditions, the maximum aggregate number of Common Shares which may be issued pursuant to all awards under the Company’s previous equity incentive plan (the 1999 Stock Option Plan (the “1999 Plan”)), and the 2005 Plan is 20,000,000.

As of August 31, 2007, an aggregate of 20,221,667 Common Shares underlying equity incentives have been granted under the 1999 Plan and 2005 Plan which have not been cancelled. Because not all equity incentives have been exercised as of such date, however, less than 20,000,000 Common Shares have been issued. Should the proposed amendment be approved by the Company’s shareholders, the 2005 Plan shall be amended such that an additional 10,000,000 shares will be available for future award under the 2005 Plan.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of grantees’ rights in the event of a stock split or other change our capital structure. Shares as to which an award is granted under the 2005 Plan that remain unexercised at their expiration, are forfeited or are otherwise terminated may be the subject of the grant of further awards under the 2005 Plan. Shares covered by an award granted under the 2005 Plan shall not be counted as used unless and until they are actually issued and delivered to the grantee. The Shares available will not be reduced by awards settled in cash.

Shareholder Approval

The affirmative vote of two-thirds of the Common Shares present in person or by proxy at a meeting for which a quorum is present is required for approval of the proposed amendment to the 2005 Plan.

Recommendation of the Board of Directors

The Board recommends that the shareholders vote FOR the amendment to 2005 Plan.

OTHER MATTERS

The Board knows of no other matters to be presented for shareholder action at the General Meeting. However, if other matters do properly come before the General Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

In the event that sufficient votes in favor of any proposal set forth in the Notice of this General Meeting are not received by November 7, 2007, the persons named as attorneys in the enclosed proxy may propose one or more adjournments of the General Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the Common Shares present in person or by proxy at the session of the meeting to be adjourned. The persons named as proxies in the enclosed proxy will vote in favor of such adjournment for those proxies which they are entitled to vote in favor of the proposal for which further solicitation of proxies is to be made. They will vote against any such adjournment for those proxies which they are required to vote against such proposal.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Raymond K.F. Ch’ien
Raymond K.F. Ch’ien
Chairman

October 9, 2007

Hong Kong

Appendix A

REPORT OF THE DIRECTORS

The directors of the Company present their report and the audited financial statements of CDC Corporation (the “Company”) for the year ended December 31, 2006.

Principal activities

CDC Corporation, with facilities in the PRC, Southeast Asia, North America, Europe and Australia, is a global provider of enterprise software, online games, mobile services and applications and internet and media services. The Company reports operating results in five business segments, “Software,” “Business Services,” “Online Games,” “Mobile Services and Applications” and “Internet and Media”.

During 2005, the Company reorganized these segments into two core business units, CDC Software and China.com, and during 2006, the Company added a third core business unit, CDC Games. The operations of Software and Business Services are included in the CDC Software business unit, the operations of online games are included in the CDC Games business unit and the operations of Mobile Services and Applications and Internet and Media are included in the China.com business unit.

CDC Software Business Unit

CDC Software is a leading global provider of specialized enterprise software applications and complementary business services to customers in select industries, which CDC Software refers to as its targeted vertical industries. Companies in CDC Software’s targeted vertical industries generally have specific and complex business needs and often are subject to specific and extensive regulatory requirements. CDC Software believes that its enterprise software applications address its customers’ critical, industry-specific requirements more reliably and more cost-effectively than conventional enterprise software applications. CDC Software also offers a full range of complementary business services, including information technology, or IT, and outsourcing services, that span the lifecycle of its customers’ technology investments.

CDC Software conducts its business through its Enterprise Software Group and its Business Services Group. Through the Enterprise Software Group, CDC Software offers enterprise software applications that are designed to deliver industry-specific functionality. CDC Software believes that its products help its customers establish and maintain a competitive advantage by allowing them to reduce the cost of their operations; gain visibility needed for continuous business improvement and ensure their regulatory compliance. CDC Software’s products can be rapidly deployed, configured and upgraded easily, and are intuitive to learn and use. CDC Software believes these factors lower its customers’ total cost of ownership and increase their return on investment.

CDC Software’s principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers in the food and beverage, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management; and

•

Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes, such as the financial services, homebuilding and real estate, general manufacturing and healthcare industries.

Through its Business Services Group, CDC Software offers IT and business services to help its customers optimize their business processes and maximize the value of their IT expenditures. CDC Software’s IT and business service offerings include industry advisory, business process improvement, implementation and outsourced hosting and application management services. CDC Software’s customers make significant investments when they purchase enterprise software applications, whether from CDC Software or other software vendors, to run many critical business processes for years to come. CDC Software’s broad range of IT and business services helps its customers protect and extend the value of those investments by offering them ways to improve and enhance their IT systems and business processes. CDC Software assists its customers in implementing software and in fine-tuning their IT infrastructure, including processes, systems and personnel management.

As of March 31, 2007, products and services had been purchased by over 6,000 companies worldwide. For the year ended December 31, 2006, the CDC Software Business Unit generated total revenues of $240.9 million and net income of $4.0 million. The Enterprise Software Group and Business Services Group accounted for 73% and 27%, respectively, of these 2006 revenues.

CDC Games Business Unit

CDC Games pioneered the “free-to-play, pay for virtual merchandise” business model for online games in China, and is a leading operator of online games in China. CDC Games’ online game, Yulgang, was the first free-to-play, pay-for-virtual merchandise online role playing game launched in China. Since its launch in July 2005, Yulgang has reached approximately 348,000 peak concurrent users and grown to approximately 42.9 million registered users as of December 31, 2006.

In addition, in Jun 2007, CDC Games launched Special Force and intends to launch Stone Age 2, The Lord of the Rings Online and several additional games in 2007 and 2008.

CDC Games offers massive multiplayer online role playing games, or MMORPGs and massive multiplayer online games, or MMOGs, which are online games that allow thousands of users to interact with one another in a virtual world by assuming ongoing roles or characters with different features. The interactive and group-oriented nature of these games along with the size of CDC Games’ user base significantly contributes to retaining its current users and attracting new users. These features allow CDC Games’ games to attract a high degree of user loyalty as the games require a significant amount of time to learn and master.

CDC Games’ MMORPGs and MMOGs are action-adventure based, and draw upon fantasy, martial arts and combat themes. In preparation for the commercial launch of a new game, CDC Games’ conducts closed beta testing of the game in an effort to eliminate technical problems.

To date, CDC Games has obtained its content through licensing arrangements with developers and other third parties. CDC Games monitors the markets to identify and source new online games, particularly the markets in South Korea, Japan and the United States.

While CDC Games does not currently have an in-house game development capacity, it is considering either internally developing or acquiring a research and development program.

CDC Games has experienced significant revenue and earnings growth since it was formed in the third quarter of 2005. Online game revenues were $26.8 million for the year ended December 31, 2006 and net income from the online games segment was $10.6 million for the year ended December 31, 2006. The revenue of Equity Pacific, the operating arm of CDC Games was approximately $32.6 million in 2006, which represented an increase of 420% from approximately $6.3 million in 2005.

As a percentage of total revenues, revenues from the online games segment constituted 8.7% of total revenues in 2006.

China.com Business Unit

The China.com business unit is engaged in providing mobile services and applications and direct marketing and Internet products and services. The China.com business unit is comprised of two segments, “Mobile Services and Applications” and “Internet and Media”.

The Mobile Services and Applications segment provides popular news and mobile applications services targeting the consumer market in China. China.com offers wireless services including Short Message Service, or SMS, Multimedia Message Service, or MMS, Wireless Application Protocol, or WAP and Interactive Voice Response, or IVR. China.com has established strong local direct connectivity with provincial mobile network operators in 31 provinces, which facilitates the marketing and promotional activities of its wireless services. China.com’s mobile services and applications business is primarily operated through its Newpalm, Go2joy, Shenzhen KK and Timeheart subsidiaries.

The Internet and Media segment is focused on online entertainment and Internet products and services that target users in China and Chinese communities worldwide via the Company’s portal network (www.china.com and www.hongkong.com). This segment also includes the Company’s Singapore-based travel trade publisher and organizer serving the travel and tourism industry in the Asia Pacific region.

Results

The Company’s revenues and net income for the year ended December 31, 2006, and its state of affairs at December 31, 2006 are set out in the audited financial statements of the Company for the year ended December 31, 2006.

Fixed assets

Details of movements in the fixed assets of the Company are set out in note 8 to the audited financial statements.

Share capital

Details of movements in the share capital of the Company during these periods are set out in note 21 to the audited financial statements.

Directors

The directors of the Company as of June 2007 were:

Raymond K.F. Ch’ien	Chairman
Peter Yip	Vice Chairman
Wong Kwong Chi, Simon	Independent Director
Thomas M. Britt, III	Independent Director
K.O. Chia	Independent Director
Wang Cheung Yue, Fred	Independent Director
Carrick John Clough	Independent Director
Fang Xin	Director

Auditors

Deloitte & Touche LLP retire and resolution for their re-appointment as the Company’s independent registered public accounting firm for the year ending December 31, 2007 will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Raymond K.F. Ch’ien
Raymond K.F. Ch’ien
Chairman

October 9, 2007

Hong Kong

Appendix B

Proposed Amendment to the Company’s Amended and Restated Articles of Association

Article 179. The Board~~, with the sanction of the members in general meeting,~~ may, without the approval of the holders of shares of any class, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where required, a contract shall be filed in accordance with the provisions of the Law and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

DETACH PROXY CARD HERE

☐	Vote, date and sign the Proxy Card.	☒
	Return promptly in the enclosed envelope.	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1(a)	Election of Mr. Thomas M. Britt, III as a Class II Director.	☐	☐	☐	3.	Ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007, and authorize the Audit Committee of the Board of Directors to set their remuneration.	☐	☐	☐

1(b)	Election of Mr. Cheung Yue Wang, Fred as a Class II Director.	☐	☐	☐	4.	Amend the Company’s Amended and Restated Articles of Association to permit the Board of Directors to declare dividends of assets without shareholder approval.	☐	☐	☐

2	Ratify the Company’s audited financial statements and the reports of Directors and the Company’s independent registered public accounting firm for the year ended December 31, 2006.	☐	☐	☐	5.	Approve an amendment to the Company’s 2005 Stock Incentive Plan to increase the maximum aggregate number of the Company’s Class A common shares available for award thereunder by an additional 10,000,000.	☐	☐	☐

					To change your address, please mark this box.			☐

					Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting.			☐

					PLEASE NOTE: Marking the box to the right voids any other instructions indicated in the items above.

					Please sign exactly as name or names appear hereon. Full title of one signing in representative capacity should be clearly designated after signature. Names of all joint holders should be written even if signed by only one.

					Date Share Owner sign here		Co-Owner sign here

TO THE HOLDERS OF

CLASS A COMMON SHARES OF

CDC Corporation

The Bank of New York (the “transfer agent”) has received advice that the Annual General Meeting of Shareholders of CDC Corporation will be held in Hong Kong on Thursday, November 8, 2007 at 11:00 a.m. (Hong Kong time), for the purposes set forth in the enclosed Notice of Annual General Meeting.

If you are desirous of having the Chairman of the General Meeting vote your Class A Common Shares “for” or “against” the resolutions to be proposed, or any of them, at the General Meeting, kindly execute and forward to The Bank of New York the attached Proxy. The enclosed postage paid envelope is provided for this purpose. This Proxy should be executed in such manner as to show clearly whether you desire the Chairman of the Meeting to vote “for” or “against” the resolutions or any of them, as the case may be. The Proxy MUST be forwarded in sufficient time to reach the transfer agent before 4:00 p.m., New York time, on November 7, 2007. Only the registered holders of record at the close of business on September 28, 2007 will be entitled to execute the Proxy.

Due to the limited amount of time available before the Proxy deadline, the completed Proxy can be faxed (with the original to follow by mail) to the transfer agent, The Bank of New York, fax number (212) 815-2993.

THE BANK OF NEW YORK

Dated: October 9, 2007

If you agree to access future Proxy Statements and Annual Reports electronically, please mark this box.	☐

email address

CDC Corporation

The Bank of New York

P.O. Box 11356, New York, NY 10203-0356

The undersigned, a holder of record on September 28, 2007 of Class A Common Shares of CDC Corporation, hereby revokes all other proxies and appoints the Chairman of the Meeting, as proxy for the undersigned, to attend the Annual General Meeting of Shareholders of CDC Corporation (the “General Meeting”), and any adjournment or postponement thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast in respect of the Class A Common Shares registered in the name of the undersigned at the General Meeting and otherwise to represent the undersigned at the General Meeting with all powers possessed by the undersigned as if personally present at the General Meeting.

This Proxy, when properly signed and dated, will be voted in the manner directed as specified by the undersigned, but if no specification is made, the Proxy will be voted FOR items 1 through 5, and will be voted in the discretion of the Chairman of the General Meeting on any other matters that may properly come before the General Meeting or any adjournment or postponement thereof. A detailed explanation of the proposals within each of the items listed has been included with this Proxy.

This form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must either be under its common seal or under the hand of an officer or attorney duly authorized.

In order to be valid, this form of Proxy with the power of attorney or other authority, if any, under which it is signed, must be deposited with the transfer agent no later than 4:00 p.m., New York time, on November 7, 2007 in order to be counted in the Annual General Meeting on November 8, 2007. You may also vote your shares in person at the General Meeting. Due to the limited amount of time available before the Proxy deadline, the completed Proxy can be faxed (with the original to follow by mail) to the transfer agent, The Bank of New York, fax number (212) 815-2993.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Proxy exactly as your name(s) appear(s) on the books of the transfer agent. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

CDC Corporation
P.O. BOX 11356
NEW YORK, NY 10203-0356

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?